

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 17, 2023

Yili Kevin Xie
Chief Financial Officer
Gracell Biotechnologies Inc.
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People's Republic of China

> **Re: Gracell Biotechnologies Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 22, 2022**
> **File No. 001-39838**

Dear Yili Kevin Xie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences